UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003.

Commission File Number: 001-31221

Total number of pages: 18

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release for the first quarter ended June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 7, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

3:00 P.M. JST, Aug 7, 2003

NTT DoCoMo, Inc.

Earnings Release for the First Quarter Ended June 30, 2003

DoCoMo Posts Satisfactory 1Q Operating Revenues and Income

Good results credited to increased data traffic following introduction of upgraded 2G and 3G handsets and expanded data communications services

Consolidated financial results of NTT DoCoMo, Inc. and subsidiaries (collectively “we” or “DoCoMo”) for the first quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003), are summarized as follows.

<< Highlights of Financial Results >>

•	For the first quarter ended June 30, 2003, operating revenues were ¥1,252.3 billion, operating income was ¥337.0 billion, income before income taxes was ¥336.9 billion and net income was ¥196.8 billion.

•	Earnings per share were ¥3,922.97 and EBITDA margin* was 40.8%.

Notes:

•	EBITDA margin* = EBITDA* / Total operating revenues
•	EBITDA* = Operating income + Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment

* See the reconciliation on page 13.

Notes:

1.	DoCoMo did not prepare consolidated financial statements as of and for the three months ended June 30, 2002.
2.	Consolidated financial statements in this release are unaudited.
3.	Amounts in this release are rounded.

<< Comment by Keiji Tachikawa, President and CEO >>

Beginning this year, we have decided to announce our financial statements on a quarterly basis as part of ongoing efforts to manage our businesses with a greater focus on profits, emphasizing speed and transparency in our decision-making. In the first quarter of this fiscal year ending March 31, 2004, we achieved favorable results, with operating revenues and operating income reaching ¥1,252.3 billion and ¥337.0 billion, respectively.

The number of cellular phone subscribers in Japan grew by a net of approximately 1.6 million in the first quarter, demonstrating steadfast market expansion. Against this backdrop, we released new handset models offering additional functionality, such as the “mova 505i” series handsets, in a bid to enrich our product lineup for our PDC (mova) service. As a consequence, i-mode service subscribers grew to 38.65 million as of June 30, 2003, and the number of camera-enabled mova handset users exceeded 12 million in approximately 12 months following introduction of these mobile phones. As we are foreseeing a slower growth rate in the future, we will try to further increase the number of i-mode subscribers and boost the volume of data traffic on our networks.

As for our FOMA service, we have further expanded its coverage area and released dual-mode handsets that enable users to access both FOMA and mova networks from a single phone. The number of FOMA subscribers exceeded 600 thousand in July 2003. We are committed to continuing our endeavors to improve the coverage area, handset performance and service offerings of FOMA, and thereby achieve results as planned.

The environment surrounding our business is becoming harsher, with inter-exchange operators having been authorized to compete with mobile operators in setting charges for relay connection calls originating from landline networks and terminating on mobile networks. Going forward, we will strive to adequately respond to the changes in the competitive environment, and solidify our managerial foundation by further disseminating our FOMA service.

<< Business Results and Financial Position >>

<Results of operations>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Operating revenues	¥12,523	¥48,091
Operating expenses	9,153	37,524

Operating income	3,370	10,567
Other expense, net	1	138

Income before income taxes	3,369	10,430
Income taxes	1,410	4,545
Equity in net earnings (losses) of affiliates	10	(3,242)
Minority interests	(0)	(160)
Cumulative effect of accounting change	—	(357)

Net income	¥1,968	¥2,125

Note:

Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. The initial adoption of EITF 01-09 resulted in the recognition of cumulative effect of accounting changes of ¥35.7 billion in the year ended March 31, 2003.

1. Business Overview

(1)	Operating revenues were ¥1,252.3 billion.

•	Cellular (mova) services revenues were ¥820.3 billion as a result of our efforts to increase the number of our subscribers through sales of new series of handsets and various sales promotion initiatives.

•	Cellular (FOMA) services revenues were ¥12.9 billion mainly due to an increase in the number of subscribers through sales of new series of handsets and expansion of the coverage area and an increase in the usage of “i-motion”.

•	Packet communications services revenues were ¥250.2 billion due to a satisfactory increase in the number of subscribers using i-mode services with enriched contents as we introduced “mova 505i” series handsets and wider penetration of handsets with a 28.8 kbps downlink transmission speed.

<Breakdown of operating revenues>

	Three months ended June 30, 2003		Year ended March 31, 2003
	(100 millions of yen)
Wireless services	¥11,168	89.2%	¥43,509	90.5%
[Including] Cellular (mova) services revenues	8,203	65.5%	32,864	68.3%
[Including] Cellular (FOMA) services revenues	129	1.0%	136	0.3%
[Including] Packet communications services revenues	2,502	20.0%	8,863	18.4%
[Including] PHS services revenues	180	1.4%	793	1.6%
[Including] Quickcast services revenues	16	0.1%	77	0.2%
Equipment sales	1,355	10.8%	4,582	9.5%

Total operating revenues	¥12,523	100.0%	¥48,091	100.0%

Notes:

•	Cellular (FOMA) services revenues include packet communications services revenues from FOMA subscribers, which amounted to ¥0.9 billion.
•	Due to the adoption of EITF 01-09, equipment sales for the three months ended June 30, 2003, and the year ended March 31, 2003, decreased by ¥148.4 billion and ¥558.9 billion, respectively.

(2)	Operating expenses were ¥915.3 billion.

•	Personnel expenses were ¥62.4 billion.
DoCoMo had 21,972 employees as of June 30, 2003, representing an increase of 1,180 employees since March 31, 2003.

•	Non-personnel expenses were ¥573.3 billion.
Revenue-linked variable expenses, including cost of equipment sold, sales commissions paid to agent resellers and expenses associated with customer loyalty programs, represented the largest portion of non-personnel expenses and accounted for approximately 70% of non-personnel expenses.
•	Depreciation and amortization expenses were ¥171.0 billion.

Capital expenditures* for the three months ended June 30, 2003 were ¥147.5 billion.

<Breakdown of operating expenses>

	Three months ended June 30, 2003		Year ended March 31, 2003
	(100 millions of yen)
Personnel expenses	¥624	6.8%	¥2,433	6.5%
Non-personnel expenses	5,733	62.6%	22,979	61.2%
Depreciation and amortization	1,710	18.7%	7,492	20.0%
Loss on disposal of property, plant and equipment and intangible assets	37	0.4%	386	1.0%
Communication network charges	959	10.5%	3,877	10.3%
Taxes and public dues	89	1.0%	357	1.0%

Total operating expenses	¥9,153	100.0%	¥37,524	100.0%

Note:

Due to the adoption of EITF 01-09, non-personnel expenses for the three months ended June 30, 2003, and the year ended March 31, 2003, decreased by ¥141.3 billion and ¥571.2 billion, respectively.

* See the reconciliation on page 13.

(3)	Operating income was ¥337.0 billion and income before income taxes was ¥336.9 billion.

(4)	Net income was ¥196.8 billion.

•	Equity in net earnings of affiliates was ¥1.0 billion.

2. Segment Information

(1)	Mobile phone business

Operating revenues were ¥1,224.4 billion and operating income was ¥349.8 billion.

•	Cellular (mova) services
–	The number of cellular (mova) services subscribers reached 43,830 thousand as of June 30, 2003, mainly due to active sales promotion of “mova 505i” series handsets with built-in cameras, which enable users to use Macromedia Flash and “i-appli DX.”

–	Voice ARPU was ¥6,140, “i-mode” ARPU was ¥1,900, and aggregate ARPU was ¥8,040.

•	Cellular (FOMA) services

–	The number of cellular (FOMA) subscribers was 530 thousand as of June 30, 2003, as we expanded the coverage of the FOMA network (approximately 93% population coverage as of June 30, 2003) and actively promoted sales of “FOMA 2051” series handsets, which are capable of using a video clip e-mail service called “i-motion mail”; “FOMA P2102V,” which has “i-motion mail” and videophone capability; and “FOMA N2701” dual-mode handsets.

–	Voice ARPU was ¥6,360, packet ARPU was ¥3,250, and aggregate ARPU was ¥9,610.

•	“i-mode” services

–	Overseas expansion of i-mode services has progressed as we signed an i-mode license agreement with Wind Telecommunicazioni S.p.A, an Italian carrier, in June 2003. In addition, Telefónica Móviles España, S.A., a Spanish carrier, began i-mode service during the quarter.

Notes:

•	ARPU: Average monthly revenue per unit
•	Aggregate ARPU (mova): Voice ARPU (including revenues from data communications through switched circuits) + “i-mode” ARPU
•	Aggregate ARPU (FOMA): Voice ARPU (including revenues from data communications through switched circuits) + Packet ARPU
•	“i-mode” ARPU: ARPU generated purely from i-mode x (No. of active i-mode subscribers / No. of active cellular phone subscribers)
•	Number of active users (mova): (Number of subscribers at the end of March 2003 + number of subscribers at the end of June 2003) / 2 x 3 months
•	Number of active users (FOMA): Sum of number of active subscribers ((Number of subscribers at the end of previous month + number of subscribers at the end of current month) / 2) for each month from April to June 2003.

<Number of subscribers by services>

	June 30, 2003	March 31, 2003
	(Thousand subscribers)
Cellular (mova) services	43,826	43,531
Cellular (FOMA) services	535	330
i-mode services	38,648	37,758
Satellite mobile communications services	29	29

Notes:

•	Number of “i-mode” subscribers as of June 30, 2003 = PDC “i-mode” subscribers (38,141 thousand) + FOMA “i-mode”

subscribers (507 thousand)

•	Number of “i-mode” subscribers as of March 31, 2003 = PDC “i-mode” subscribers (37,456 thousand) + FOMA “i-mode”

subscribers (303 thousand)

<Operating results>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Mobile phone business operating revenues	¥12,244	¥46,904
Mobile phone business operating income	3,498	10,872

(2)	PHS business

Operating revenues were ¥19.8 billion and operating loss was ¥12.4 billion.

•	We achieved net subscriber additions each month during the quarter despite the trend of a net subscriber decrease in the PHS market, as we introduced “@FreeD”, a fixed-fee service for data communications; and “P-in Free 1P” and “P-in Free 1S”, a data-card type PHS for “@FreeD” service; implemented various sales promotion measures including free activation fee campaigns; and introduced the world’s first commercial wristwatch-style PHS mobile phone, “WRISTOMO.”

•	PHS ARPU was ¥3,460.

<Number of subscribers>

	June 30, 2003	March 31, 2003
	(Thousand subscribers)
PHS services	1,709	1,688

<Operating results>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
PHS business operating revenues	¥198	¥850
PHS business operating loss	(124)	(283)

(3)	Quickcast business

Operating revenues were ¥1.6 billion and operating loss was ¥ 0.9 billion.

•	As the market for pager services in Japan continued to shrink, we decreased costs by streamlining our network.

<Number of subscribers>

	June 30, 2003	March 31, 2003
	(Thousand subscribers)
Quickcast services	559	604

<Operating results>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Quickcast business operating revenues	¥16	¥81
Quickcast business operating loss	(9)	(65)

(4)	Miscellaneous business

Operating revenues were ¥6.4 billion and operating income was ¥0.6 billion.

•	We launched international roaming services for FOMA subscribers called “WORLD WING” in June 2003.
•	We have expanded the service area of “Mzone,” a public wireless LAN service, which had 194 spots as of June 30, 2003.

<Operating results>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Miscellaneous business operating revenues	¥64	¥255
Miscellaneous business operating income	6	43

3. Capital Expenditures*

Total capital expenditures were ¥147.5 billion.

•	We focused on the construction of our network to expand the coverage area of FOMA services and implemented various measures to make our capital expenditures more efficient including efforts to reduce acquisition costs of equipment and various other costs.

<Breakdown of capital expenditures>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Mobile phone business	¥1,162	¥6,008
PHS business	11	84
Quickcast business	0	2
Other (including buildings for telecommunications)	301	2,446

Total capital expenditures	¥1,475	¥8,540

* See the reconciliation on page 13.

4. Cash Flow Conditions

•	Net cash provided by operating activities was ¥270.3 billion, which primarily consisted of ¥370.5 billion from net income, depreciation and amortization and loss on sale or disposal of property, plant and equipment and ¥(94.8) billion from a decrease in accounts payable, trade and an increase in inventories.

•	Net cash used in investing activities was ¥193.6 billion, of which ¥155.1 billion was used to purchase property, plant and equipment and intangible and other assets and ¥38.2 billion was used to provide a shareholders loan to H3G UK.

•	Net cash used in financing activities was ¥59.0 billion. We reduced interest bearing liabilities by ¥32.1 billion and paid dividends amounting to ¥25.1 billion.

•	Free cash flows were ¥76.8 billion. There were no effects of a bank holiday as irregular factors for this quarter.

•	Both equity ratio and debt ratio improved because of an increase in shareholders’ equity and a decrease in interest bearing liabilities.

<Statements of cash flows>

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Net cash provided by operating activities	¥2,703	¥15,846
Net cash used in investing activities	(1,936)	(8,714)
Net cash used in financing activities	(590)	(3,333)
Free cash flows*	768	7,127
Adjusted free cash flows (excluding irregular factors) *	768	4,687

* See the reconciliation on page 13.

<Related financial measures>

	Three months ended June 30, 2003	Year ended March 31, 2003
Equity ratio	59.4%	57.4%
Debt ratio	26.5%	28.0%

Notes:

•	Free cash flows = Cash flows from operating activities + Cash flows from investing activities (excluding net payments for short-term loans and deposits)
•	Irregular factors represent the effects of uncollected revenues due to bank holidays at the end of periods.
•	Equity ratio = Shareholders’ equity / Total assets
•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

“mova”, “i-mode”, “i-appli”, “i-shot”, “i-Mene”, “i-appli DX”, “FOMA”, “i-motion”, “i-motion mail”, “@FreeD”, “P-in Free”, “WRISTOMO”, “DoPa”, “Quickcast”, “WORLD WING” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other product names or company names are trademarks or registered trademarks of respective companies.

Consolidated Financial Statements	August 7, 2003
For the First Quarter Ended June 30, 2003	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL (03) 5156-1111

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1)	Difference in the method of accounting recognition from the most recent fiscal year: Yes
Income taxes are calculated using an estimated annual income tax rate based on the statutory income tax rate.

(2)	Change of reporting entities
Number of consolidated companies added:	0	Number of consolidated companies removed:	0
Number of companies on equity method added:	4	Number of companies on equity method removed:	1

2. Consolidated Financial Results for the First Quarter Ended June 30, 2003 (April 1, 2003 - June 30, 2003)

(1)	Consolidated Results of Operations
Amounts are rounded off per 1 million yen.

	Operating Revenues	Operating Income	Income before Income Taxes
	(Millions of yen, except per share amounts)
Three months ended June 30, 2003	1,252,290	337,027	336,887
Year ended March 31, 2003	4,809,088	1,056,719	1,042,968

	Net Income	Basic Earnings per Share	Diluted Earnings per Share
	(Millions of yen, except per share amounts)
Three months ended June 30, 2003	196,817	3,922.97 (yen)	3,922.97 (yen)
Year ended March 31, 2003	212,491	4,253.83 (yen)	4,253.83 (yen)

Notes:	1.	Since the consolidated financial statements for the three months ended June 30, 2002 were not prepared, year-on-year comparisons are not available.
	2.	Weighted average number of shares outstanding:	For the three months ended June 30, 2003:	50,170,406 shares
			For the fiscal year ended March 31, 2003:	49,952,907 shares

(2)	Consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
	(Millions of yen, except per share amounts)
June 30, 2003	6,140,892	3,649,705	59.4%	72,746.17 (yen)
March 31, 2003	6,058,007	3,475,514	57.4%	69,274.19 (yen)

Note:	Number of shares outstanding at end of period:	Three months ended June 30, 2003:	50,170,406 shares
		Year ended March 31, 2003:	50,170,406 shares

(3)	Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
	(Millions of yen)
Three months ended June 30, 2003	270,279	(193,555)	(58,989)	698,694
Year ended March 31, 2002	1,584,610	(871,430)	(333,277)	680,951

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Operating Revenues	Income before Income Taxes	Net Income	Earnings per Share
	(Millions of yen, except per share amount)
Year ending March 31, 2004	4,899,000	1,073,000	618,000	12,318.02 (yen)

Notes:	1.	There has been no change in our forecasts for the fiscal year ending March 31, 2004 since we announced the forcasts on May 8, 2003.
	2.	With regard to the assumptions and other related matters concerning the above forecasts, please refer to page 14.

* Consolidated financial statements are unaudited.

<CONSOLIDATED FINANCIAL STATEMENTS>

1. CONSOLIDATED BALANCE SHEETS
	(UNAUDITED) June 30, 2003		March 31, 2003
	(Millions of yen)
ASSETS
Current assets:
Cash and cash equivalents	¥698,694		¥680,951
Accounts receivable, net	607,874		617,499
Inventories	106,669		67,315
Deferred tax assets	58,333		58,501
Prepaid expenses and other current assets	234,115		214,753

Total current assets	1,705,685	27.8%	1,639,019	27.0%

Property, plant and equipment:
Wireless telecommunications equipment	3,859,220		3,792,361
Buildings and structures	548,003		546,267
Tools, furniture and fixtures	569,791		565,601
Land	185,272		185,031
Construction in progress	180,728		151,419
Accumulated depreciation	(2,687,919)		(2,564,551)

Total property, plant and equipment, net	2,655,095	43.2%	2,676,128	44.2%

Non-current investments and other assets:
Investments in affiliates	383,939		381,290
Marketable securities and other investments	21,906		21,131
Intangible assets, net	615,004		621,012
Other assets	190,949		150,272
Deferred tax assets	568,314		569,155

Total non-current investments and other assets	1,780,112	29.0%	1,742,860	28.8%

TOTAL ASSETS	¥6,140,892	100.0%	¥6,058,007	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥236,816		¥126,741
Short-term borrowings	—		10,000
Accounts payable, trade	577,401		638,670
Accrued payroll	31,619		45,367
Accrued interest	3,215		2,893
Accrued taxes on income	142,146		131,845
Other current liabilities	95,244		96,824

Total current liabilities	1,086,441	17.7%	1,052,340	17.4%

Long-term liabilities:
Long-term debt	1,079,378		1,211,627
Employee benefits	155,966		149,700
Other long-term liabilities	168,918		168,351

Total long-term liabilities	1,404,262	22.9%	1,529,678	25.2%

TOTAL LIABILITIES	2,490,703	40.6%	2,582,018	42.6%

Minority interests in consolidated subsidiaries	484	0.0%	475	0.0%

Shareholders’ equity:
Common stock	949,680		949,680
Additional paid-in capital	1,306,128		1,306,128
Retained earnings	1,331,086		1,159,354
Accumulated other comprehensive income	65,396		62,937
Treasury stock, at cost	(2,585)		(2,585)

TOTAL SHAREHOLDERS’ EQUITY	3,649,705	59.4%	3,475,514	57.4%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,140,892	100.0%	¥6,058,007	100.0%

2. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	(UNAUDITED) Three months ended June 30, 2003		Year ended March 31, 2003
	(Millions of yen)
Operating revenues:
Wireless services	¥1,116,786		¥4,350,861
Equipment sales	135,504		458,227

Total operating revenues	1,252,290	100.0%	4,809,088	100.0%

Operating expenses:
Personnel expenses	62,383		243,254
Non-personnel expenses	573,329		2,297,933
Depreciation, amortization and loss on disposal of property, plant and equipment and intangible assets	174,708		787,772
Other	104,843		423,410
Total operating expenses	915,263	73.1%	3,752,369	78.0%

Operating income	337,027	26.9%	1,056,719	22.0%

Other expense (income):
Interest expense	3,717		16,870
Interest income	(321)		(100)
Other, net	(3,256)		(3,019)
Total other expense (income)	140	0.0%	13,751	0.3%

Income before income taxes	336,887	26.9%	1,042,968	21.7%

Income taxes	141,008	11.3%	454,487	9.5%
Equity in net earnings (losses) of affiliates	958	0.1%	(324,241)	(6.7)%
Minority interests in earnings of consolidated subsidiaries	(20)	(0.0)%	(16,033)	(0.3)%

Income before cumulative effect of accounting change	196,817	15.7%	248,207	5.2%

Cumulative effect of accounting change	—	—	(35,716)	(0.8)%

Net income	¥196,817	15.7%	¥212,491	4.4%

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	¥1,185		¥(727)
Revaluation of financial instruments	(633)		257
Foreign currency translation adjustment	1,218		(39,315)
Minimum pension liability adjustment	689		(19,910)

Comprehensive income	¥199,276	15.9%	¥152,796	3.2%

Note: The denominator used to calculate the percentage figures is the amount of total operating revenues.

PER SHARE DATA
Weighted average common shares outstanding Basic and diluted (shares)	50,170,406		49,952,907
Basic and diluted earnings per share before cumulative effect of accounting change (yen)	¥3,922.97		¥4,968.82
Basic and diluted cumulative effect per share of accounting change (yen)	—		(714.99)
Basic and diluted earnings per share (yen)	3,922.97		4,253.83

3. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(UNAUDITED) Three months ended June 30, 2003	Year ended March 31, 2003
	(Millions of yen)
Common stock:

At beginning of period	¥949,680	¥949,680
At end of period	949,680	949,680

Additional paid-in capital:

At beginning of period	1,306,128	1,262,672
Share exchanges	—	43,456
At end of period	1,306,128	1,306,128

Retained earnings:

At beginning of period	1,159,354	956,899
Cash dividends	(25,085)	(10,036)
Net income	196,817	212,491
At end of period	1,331,086	1,159,354

Accumulated other comprehensive income:

At beginning of period	62,937	122,632
Unrealized gains (losses) on available-for-sale securities	1,185	(727)
Revaluation of financial instruments	(633)	257
Foreign currency translation adjustment	1,218	(39,315)
Minimum pension liability adjustment	689	(19,910)
At end of period	65,396	62,937

Treasury stock, at cost:

At beginning of period	(2,585)	—
Purchase of treasury stock	(0)	(234,470)
Share exchanges	—	231,885
At end of period	(2,585)	(2,585)

TOTAL SHAREHOLDERS’ EQUITY	¥3,649,705	¥3,475,514

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	(UNAUDITED) Three months ended June 30, 2003	Year ended March 31, 2003
	(Millions of yen)
I. Cash flows from operating activities:

1. Net income	¥196,817	¥212,491
2. Adjustments to reconcile net income to net cash provided by operating activities:
(1) Depreciation and amortization	170,979	749,197
(2) Deferred taxes	1,009	(57,569)
(3) Loss on sale or disposal of property, plant and equipment	2,751	30,348
(4) Equity in net (earnings) losses of affiliates	(958)	550,691
(5) Minority interests in earnings of consolidated subsidiaries	20	16,033
(6) Cumulative effect of accounting change	—	35,716
(7) Changes in current assets and liabilities:
Decrease in accounts receivable, trade	9,293	229,061
Increase (Decrease) in allowance for doubtful accounts	332	(1,744)
(Increase) Decrease in inventories	(39,354)	28,685
(Decrease) Increase in accounts payable, trade	(55,397)	27,820
(Decrease) Increase in other current liabilities	(1,580)	10,131
Increase (Decrease) in accrued taxes on income	10,301	(161,565)
Increase in liability for employee benefits, net of deferred pension costs	6,266	43,972
(Increase) in tax refunds receivable	—	(106,308)
Other, net	(30,200)	(22,349)

Net cash provided by operating activities	270,279	1,584,610

II. Cash flows from investing activities:
1. Purchases of property, plant and equipment	(118,565)	(700,468)
2. Purchases of intangible and other assets	(36,526)	(164,238)
3. Purchases of investments	(597)	(10,312)
4. Payments for loans	(38,292)	(161)
5. Other, net	425	3,749

Net cash used in investing activities	(193,555)	(871,430)

III. Cash flows from financing activities:
1. Issuance of long-term debt	—	202,274
2. Repayment of long-term debt	(22,134)	(212,934)
3. Payments to purchase treasury stock	(0)	(234,470)
4. Principal payments under capital lease obligation	(1,757)	(6,908)
5. Dividends paid	(25,085)	(10,036)
6. Proceeds from short-term borrowings	65,300	339,912
7. Repayment of short-term borrowings	(75,300)	(410,962)
8. Other, net	(13)	(153)

Net cash used in financing activities	(58,989)	(333,277)

IV. Effect of exchange rate changes on cash and cash equivalents	8	0

V. Net increase in cash and cash equivalents	17,743	379,903
VI. Cash and cash equivalents at beginning of period	680,951	301,048

VII. Cash and cash equivalents at end of period	¥698,694	¥680,951

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	¥3,895	¥19,874
Income taxes	131,239	558,084

Non-cash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	—	275,341

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States.

Adoption of new accounting principle

Accounting for Asset Retirement Obligation

Effective April 1, 2003, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore leased land and buildings for DoCoMo’s wireless telecommunications equipment to their original state. However, DoCoMo believes that this wireless telecommunications equipment is required to maintain its communications services for the foreseeable future and the uncertainty over the timing of the retirement obligations makes it difficult to reasonably estimate the fair value of the obligation. DoCoMo will recognize a liability for those obligations at their fair value when the timing of such obligations’ performance becomes reasonably estimable.

The adoption of SFAS No. 143 did not have significant impact on the results of operations or the financial position of DoCoMo.

Operation Data for First Quarter of 2003

(APPENDIX 1)

		1st Quarter of 2003 (from April to June, 2003)	[Ref.] 1st Quarter of 2002 (from April to June, 2002)	[Ref] Fiscal 2002 ended March 31, 2003 (full year results)
Cellular
Subscribers	thousands	44,361	41,462	43,861
FOMA	thousands	535	115	330
i-shot compatible	thousands	12,877	374	8,825
Market share(1)%		57.5	58.6	58.0
Net Increase from previous period	thousands	500	679	3,078
FOMA	thousands	205	25	241
Aggregate ARPU (PDC)(2)	yen/month/contract	8,040	8,150	8,120
Voice ARPU(3)	yen/month/contract	6,140	6,520	6,370
i-mode ARPU(4)	yen/month/contract	1,900	1,630	1,750
ARPU generated purely from i-mode (PDC)	yen/month/contract	2,190	2,040	2,110
Aggregate ARPU (FOMA)(2)	yen/month/contract	9,610	7,800	7,740
Voice ARPU(3)	yen/month/contract	6,360	—	5,050
Packet ARPU	yen/month/contract	3,250	—	2,690
i-mode ARPU(4)	yen/month/contract	2,960	—	2,120
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,160	—	2,340
MOU (PDC)(5)	minute/month/contract	162	169	168
MOU (FOMA)(5)	minute/month/contract	171	—	109
Churn Rate(6)%		1.17	1.16	1.22
i-mode
Subscribers	thousands	38,648	33,493	37,758
FOMA	thousands	507	103	303
i-appli™ compatible(7)	thousands	17,915	14,340	17,130
i-mode Subscription Rate	%	87.1	80.8	86.1
Net Increase from previous period	thousands	890	1,338	5,602
i-Menu Sites	sites	3,594	3,064	3,462
i-appli™	sites	659	338	550
Access Percentage by Content Category(8)
Ringing tone/Screen	%	35	34	38
Game/Horoscope	%	17	20	19
Entertainment Information	%	24	24	22
Information	%	14	13	12
Database	%	5	4	5
Transaction	%	5	5	4
Independent Sites	sites	66,411	55,371	64,207
Percentage of Packets Transmitted(8)
Web	%	85	85	86
Mail	%	15	15	14
PHS
Subscribers	thousands	1,709	1,896	1,688
Market Share(1)%		31.4	33.3	30.9
Net Increase from previous period	thousands	21	(26)	(234)
ARPU	yen/month/contract	3,460	3,600	3,530
MOU(5), (10)	minute/month/contract	110	117	116
Data Transmission Rate (time)(9), (10)%		78.1	76.2	77.6
Churn Rate(6)%		3.79	3.28	3.47
Others
Prepaid Subscribers(11)	thousands	119	167	125
DoPa Single Service Subscribers(12)	thousands	312	239	287

(1)	Source: Telecommunications Carriers Association
(2)	ARPU(Average monthly revenue per unit)

Aggregate ARPU (PDC) = Voice ARPU (PDC) + i-mode ARPU (PDC)

Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

(3)	Inclusive of circuit switched data communications
(4)	i-mode ARPU = ARPU generated purely from i-mode x (No. of active i-mode subscribers/No. of active cellular phone subscribers)
(5)	MOU (Minutes of Usage) : Average communication time per one month per one user
(6)	Churn Rate:

1Q : Total cancellations for 1st quarter / {(No. of subscribers at Mar. 31 + No. of subscribers at Jun. 30) / 2} x 3 months

FY : Total cancellations for one year / {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year) / 2} x 12 months

(7)	Inclusive of FOMA handsets
(8)	Calculation does not include i-mode access via FOMA
(9)	Percent of data traffic in total outbound call time
(10)	Not including communication time via @FreeD
(11)	Included in total cellular subscribers
(12)	Not included in total cellular subscribers
*	No. of active subscribers used in ARPU/MOU calculation are as below:

PDC:

1Q Results : {(No. of subscribers at Mar. 31 + No. of subscribers at Jun. 30) / 2} x 3 months

FY Results : {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year) / 2} x 12 months

FOMA:

1Q Results : Sum of No. of active subscribers* for each month from April to June

FY Results : Sum of No. of active subscribers* for each month from April to March

* active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month) / 2

(APPENDIX 2)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

•	EBITDA and EBITDA margin

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
EBITDA	¥5,108	¥18,363
Depreciation and amortization expenses and Losses on sale or disposal of property, plant and equipment	(1,737)	(7,795)

Operating income	3,370	10,567

Other expenses, net	(1)	(138)
Income taxes	(1,410)	(4,545)
Equity in net earnings (losses) of affiliates	10	(3,242)
Minority interests in earnings of consolidated subsidiaries	(0)	(160)
Cumulative effect of accounting change	—	(357)

Net income	1,968	2,125

EBITDA	5,108	18,363
Total operating revenues	12,523	48,091

EBITDA margin	40.8%	38.2%

•	Free cash flows and Adjusted free cash flows (excluding irregular factors)

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Adjusted free cash flows (excluding irregular factors)	¥768	¥4,687

Irregular factors	—	2,440

Free cash flows	768	7,127

Cash flows from investing activities (excluding net payments for short-term loans and deposits)	(1,935)	(8,719)
Net payments for short-term loans and deposits	(0)	5

Cash flows from investing activities	(1,936)	(8,714)
Cash flows from operating activities	2,703	15,846

Note: Irregular factors represent the effects of uncollected revenues due to bank holiday at the end of the fiscal year ended March 31, 2002.

•	Capital expenditures

	Three months ended June 30, 2003	Year ended March 31, 2003
	(100 millions of yen)
Capital expenditures	¥1,475	¥8,540

Effects of timing difference between acquisition dates and payment dates	76	108

Purchases of property, plant and equipment	(1,186)	(7,005)
Purchases of intangible and other assets	(365)	(1,642)

Note: Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

These Consolidated Financial Statements contain forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All statements that are not historical facts are forward-looking statements which are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	The successful development of our 3G services is subject to market demand.

•	The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.

•	Changes in the current system for setting tariffs and forms of communications between the telecommunications carriers may negatively affect our profitability.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

•	Our i-mode system is subject to various inappropriate uses, such as unsolicited bulk e-mail, which could decrease customer satisfaction with our services, congest our system and adversely affect our financial results.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures may occur due to a number of reasons, including damage from earthquakes, power shortages and hardware and software problems and we may not be able to properly respond to the system failures.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.